Exhibit 99.1

SouFun Announces Unaudited First Quarter 2012 Results

Revenues up 43.4% year-over-year to US$58.5 million.

Operating income up 131.3% year-over-year to US$13.7million and non-GAAP operating income up 89.0% year-over-year to US$15.0 million.

Net income attributable to shareholders up 152.9% year-over-year to US$14.5 million, and non-GAAP net income attributable to shareholders up 83.3% year-over-year to US$14.2 million.

BEIJING, China, May 15, 2012– SouFun Holdings Limited (NYSE: SFUN) (“SouFun” or the “Company”), the leading real estate and home furnishing Internet portal in China, today announced its unaudited financial results for the first quarter of 2012.

First Quarter 2012 Highlights

Revenues grew 43.4% to US$58.5 million compared to the first quarter of 2011.

Operating income was US$13.7 million, an increase of 131.3% compared to the first quarter of 2011. Non-GAAP operating income was US$15.0 million, an increase of 89.0% compared to the first quarter of 2011.

Net income attributable to shareholders was US$14.5 million, an increase of 152.9% compared to the first quarter of 2011. Non-GAAP net income attributable to shareholders was US$14.2 million, an increase of 83.3% compared to the first quarter of 2011.

“We are happy to deliver the 6th consecutive better than guidance results after IPO,” said Vincent Mo, Executive Chairman of SouFun. “SouFun’s strong market leadership and sound fundamental plus its creative innovations made its great performance, even though China’s real estate and home furnishing markets were very dynamic. In addition, we are pleased that SouFun successfully passed its first year SOX 404 audit after IPO and the company will continue its efforts to implement tight internal control.”

Financial Results for First Quarter 2012

Revenues

For the first quarter of 2012, SouFun had total revenues of US$58.5 million, an increase of 43.4% compared to US$40.8 million for the same period of 2011. The increase primarily came from the New Home business line.

Revenue from marketing services was US$34.3 million for the first quarter of 2012, an increase of 21.5% compared to US$28.2 million for the same period of 2011.

Revenue from listing services was US$10.9 million for the first quarter of 2012, a decrease of 3.0% compared to US$11.3 million for the same period of 2011.

Revenue from e-commerce services was US$12.0 million for the first quarter of 2012, a substantial increase from US$0.10 million for the same period in 2011. The increase came mainly from Soufun card membership services. We started offering Soufun card membership service to property buyers to enhance their transactions with property developers since the second quarter of 2011. This has been tested very effective in primary property transactions under competitive market conditions.

Since 2012 we have changed the classification of revenue in our consolidated statements of income by reclassifying revenue from SouFun card membership service from other value-added services to e-commerce service. We believe this reclassification provides better operating information and is in line with current development of our business.

Revenue from other value-added services and products was US$1.3 million for the first quarter of 2012, an increase of 2.6% compared to US$1.2 million for the same period of 2011.

Cost of Revenue

Cost of revenue was US$16.5 million for the first quarter of 2012, an increase of 25.0% compared to US$13.2 million for the same period of last year. The increase is primarily due to the increased staff cost and business tax.

Operating Expenses

Operating expenses for the first quarter of 2012 were US$28.3 million, an increase of 30.6 % compared to US$21.7 million for the same period of 2011.

Selling expenses for the first quarter of 2012 were US$14.5 million, an increase of 18.6% from US$12.2 million for the same period of 2011, primarily due to increased staff cost.

General and administrative expenses for the first quarter of 2012 were US$13.8 million, an increase of 46.0% from US$9.5 million for the same period of 2011, primarily due to the increased staff cost, allowance for doubtful accounts.

Operating Income

Operating income for the first quarter of 2012 was US$13.7 million, an increase of 131.3% compared to US$5.9 million for the same period of 2011. Non-GAAP operating income for the first quarter of 2012 was US$15.0 million, an increase of 89.0% compared to US$7.9 million for the same period in 2011, primarily due to the revenue growth better than cost and expense increase.

Income Tax Expense

Income tax expense for the first quarter of 2012 was US$1.9 million, a slight decrease of 8.8% compared to US$2.1 million for the same period of 2011 . The decrease was primarily due to the fact that two PRC subsidiaries obtained the certificate for “Software Enterprise” in 2012 and began to enjoy tax holiday.

Net Income Attributable to Shareholders

Net income attributable to shareholders for the first quarter of 2012 was US$14.5 million, an increase of 152.9% from US$5.7 million for the same period of 2011. Non-GAAP net income attributable to shareholders for the first quarter of 2012 was US$14.2 million, an increase of 83.3% compared to US$7.7 million for the same period of 2011.

Cash Flow

As of March 31, 2012, SouFun had cash, cash equivalents, and short-term investments (excluding the effect from available-for-sale securities) of US$140.4 million, compared to US$158.3 million as of December 31, 2011, the decrease was primarily due to the dividends paid to shareholders in the first quarter of 2012.

Cash flow from operating activities was US$28.0 million for the first quarter of 2012, compared to US$34.6 million for the same period of 2011. The decrease was primarily due to less advances from customers.

Business Outlook

We maintain and are confident in our revenue guidance for fiscal year of 2012 to be between US$380.0 million and US$400.0 million, even though uncertainties remain in China’s property market.

Conference Call Information

SouFun’ management team will host a conference call on May 15, 2012 at 8 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).

The dial-in details for the live conference call are:

US: +1 718 354 1231/ 1 866 519 4004

International: +65 6723 9381

Hong Kong: +852 2475 0994 /800 930 346

Mainland China: 800 819 0121 / 400 620 8038

Passcode: SFUN

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 11:00 a.m. U.S. Eastern Time on May 15 through May 22, 2012. The dial-in details for the telephone replay are:

US Toll Free: 1866 214 5335

US Toll: +1 718 354 1232

Conference ID # 79535282

A live and archived webcast of the conference call will be available on SouFun’s website at http://ir.soufun.com.

About SouFun

SouFun operates the leading real estate Internet portal and home furnishing and improvement website in China in terms of the number of page views and visitors to its website in 2012. SouFun has built a large and active community of users who are attracted by the comprehensive real estate and home furnishing and improvement content available on its portal that forms the foundation of its service offerings. SouFun currently maintains 105 offices to focus on local market needs and its website and database contains real estate-related content coverage of 314 cities in China. For more information about SouFun, please visit http://ir.soufun.com.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the fiscal year of 2012 and comments by management in this release about SouFun’s strategic and operational plans and focus, internal controls, current and future market positions, growth momentum, and e-commerce initiatives and card membership services, and about China’s real estate and home furnishings market. SouFun may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about SouFun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SouFun’s limited operating history, the current global financial and credit markets crisis and its potential impact on the Chinese economy, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could recur in the future, the uncertain regulatory landscape in China, fluctuations in SouFun’s quarterly operating results, its reliance on online advertising sales and listing services for its revenues, any failure to successfully develop and expand its content, service offerings and features, and the technologies that support them, and any failure to successfully integrate acquired businesses.

Further information regarding these and other risks and uncertainties is included in our annual report on form 20-F and other documents filed with the U.S. Securities and Exchange Commission. SouFun does not assume any obligation to update any forward-looking statements in this release and elsewhere, which apply only as of the date of this press release.

About Non-GAAP Financial Measures

To supplement SouFun’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), SouFun uses in this press release the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) operating income, (2) net income and (3) basic and diluted earnings per ordinary share. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

SouFun believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense, which (1) may not be indicative of SouFun’s recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management’s internal comparisons to SouFun’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation has been and will continue to be a significant recurring expense that will continue to exist in SouFun’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

For investor and media inquiries, please contact:

Dr. Hua Lei

SouFun Holdings Limited

Tel: +86 (10) 5930 6425

E-mail: ir@soufun.com

SouFun Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

( in U.S. dollars in thousands )

	March 31, 2012	December 31, 2011
ASSETS

Current assets:
Cash and cash equivalents	114,934	150,414
Restricted cash, current	35,851	35,814
Short-term investments	26,063	8,592
Accounts receivable, net	29,359	27,697
Prepayment and other current assets	11,782	9,695
Loan receivable	12,691	26,143
Amounts due from related parties	1,397	1,595
Deferred tax assets, current	1,334	1,602

Total current assets	233,411	261,552

Non-current assets:
Property and equipment, net	67,322	68,064
Restricted cash, non-current portion	263,199	247,631
Deferred tax assets, non current	1,251	1,407
Deposit for non-current assets	13,107	—
Other non-current assets	1,687	1,717

Total non-current assets	346,566	318,819

Total assets	579,977	580,371

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	270,570	255,570
Deferred revenue	83,000	73,620
Accrued expenses and other liabilities	61,047	52,490
Dividend payable	1,780	51,969
Income tax payable	13,810	16,158

Total current liabilities	430,207	449,807
Non-current liabilities:
Deferred tax liabilities, non-current	38,602	38,581

Total non-current liabilities	38,602	38,581

Total Liabilities	468,809	488,388

Shareholders’ equity:
Class A and Class B Ordinary shares (par value of HK$1 per share: 600,000,000 shares authorized; 78,150,568 (Class A-53,813,918 and Class B-24,336,650) with par value of US$10,032 (Class A-US$6,908 and Class B-US$3,124) and 78,840,890 (Class A-54,504,240 and Class B 24,336,650) with par value of US$10,121 (Class A-US$6,997 and Class B-US$3,124) shares issued and outstanding as of December 31, 2011 and March 31, 2012)	10,121	10,032
Additional paid-in capital	54,336	49,838
Accumulated other comprehensive income	21,992	21,853
Retained earnings	24,719	10,185

Total SouFun Holdings Limited shareholders’ equity	111,168	91,908
Noncontrolling interests	—	75

Total shareholders’ equity	111,168	91,983

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	579,977	580,371

SouFun Holdings Limited

Unaudited Condensed Consolidated Statements of Operations

( in U.S. dollars in thousands, except share data )

	For the three months ended
	March 31, 2012	March 31, 2011
Revenues:
Marketing services	34,252	28,190
Listing services	10,934	11,277
E-commerce services	12,045	95
Other value-added services	1,259	1,227

Total revenues	58,490	40,789

Cost of revenues:
Cost of services	(16,522)	(13,218)

Total cost of revenues	(16,522)	(13,218)

Gross Profit	41,968	27,571

Operating expenses:
Selling expenses	(14,458)	(12,187)
General and administrative expenses	(13,823)	(9,466)

Total operating expenses	(28,281)	(21,653)

Operating Income	13,687	5,918
Foreign exchange (loss) gain	(2)	26
Interest income	4,427	1,377
Interest expenses	(2,093)	(42)
Realized gain—trading securities	—	55
Government grants	437	499
Other-than-temporary impairment on available-for-sale securities	(14)	—

Income before income taxes and noncontrolling interests	16,442	7,833
Income tax expenses
Income tax expense	(1,908)	(2,091)

Net income	14,534	5,742
Net loss attributable to noncontrolling interests	—	5
Net income attributable to SouFun Holdings Limited shareholders	14,534	5,747

Other comprehensive income, net of tax
Foreign currency translation	139	2,313

Total other comprehensive income, net of tax	139	2,313

Comprehensive income	14,673	8,055

Earnings per share for Class A and Class B ordinary shares:
Basic	0.19	0.08
Diluted	0.18	0.07
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	76,805,249	76,065,755
Diluted	81,068,135	82,768,286

SouFun Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

( in U.S. dollars in thousands, except share data )

	For the three months ended
	March 31, 2012	March 31, 2011

GAAP income from operations	13,687	5,918
Share-based compensation	1,263	1,991
Non-GAAP income from operations	14,950	7,909

GAAP net income	14,534	5,742
One-off tax benefit	(1,631)	—
Other-than-temporary impairment on available-for-sale securities	14	—
Share-based compensation	1,263	1,991
Non-GAAP net income	14,180	7,733

Net Income attributable to SouFun Holdings Limited shareholders	14,534	5,747
One-off tax benefit	(1,631)	—
Other-than-temporary impairment on available-for-sale securities	14	—
Share-based compensation expense	1,263	1,991
Non-GAAP net Income attributable to SouFun Holdings Limited shareholders	14,180	7,738

GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.19	0.08
Diluted	0.18	0.07
Non-GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.18	0.10
Diluted	0.17	0.09
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	76,805,249	76,065,755
Diluted	81,068,135	82,768,286